August 26, 2005
Room 4561

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Attention:   Kathleen Collins, Accounting Branch Chief
              David Edgar, Staff Accountant

              Re:   Acies Corporation
                    Form 10-KSB for Fiscal Year Ended March 31, 2005 (File No. 000-49724)

Ladies and Gentlemen:

         The following responses address the comments of the reviewing Staff of the Commission as set forth in the comment letter of August 15, 2005 relating to the Annual Report on Form 10-KSB for Fiscal Year Ended March 31, 2005 of Acies Corporation ("Acies" or the "Company"). On behalf of the Company, Acies and its auditors respond as follows.

Note 1-Summary of Significant Accounting Policies

Revenue Recognition, page F-6

1. We note your disclosure on page 4 that the Company is a Strategic Partner of Paymentech LP and a registered member service provider of JP Morgan Chase Bank. Describe in detail the services provided under each of these arrangements. Also provide your revenue recognition policy under each of these arrangements. If EITF 99-19 is the accounting literature you are applying then provide a detailed analysis of your consideration for each of the factors in paragraphs 7-17 of EITF 99-19 in determining whether to account for such sales on a gross or net basis.

         Response:

RELATIONSHIPS WITH J.P. MORGAN CHASE BANK AND PAYMENTECH LP

         Visa and MasterCard are known as bankcard associations
("Associations"). The companies that issue credit and debit bankcards are members of the Associations and are known in the industry as ("Issuing Banks"). Only Issuing Banks can be members of the Associations. J.P. Morgan Chase Bank is an Issuing Bank.

         Acies' customers are the merchants who need and utilize electronic payment processing services for the purpose of being able to accept from consumers any or all forms of non-cash payments in selling the merchants' products and/or services ("Merchants"). There are hundreds of independent companies across the country ("Independent Payment Service Providers") which offer to Merchants credit and debit card processing services, including the ability to accept credit and debit card transactions. Acies Corporation, principally through its wholly owned subsidiary, Acies, Inc., is an Independent Payment Service Provider. An Independent Payment Service Provider must be authorized by an Association in order to offer Merchants these services as they relate to the acceptance of cards issued by Issuing Banks which are members of each Association. In order to be authorized, an Independent Payment Service Provider must become a "Registered Member Service Provider" (in the case of Mastercard authorization; the equivalent for Visa is "Independent Service Organization"), which requires a relationship with an Issuing Bank that is a member of the Association. Thus, an Issuing Bank becomes a "Sponsor Bank" for the Registered Member Service Provider. Acies is a Registered Member Service Provider (for Mastercard and an Independent Service Organization for Visa). J.P. Morgan Chase Bank is our Sponsor Bank.

         Acies recognizes no revenue from J.P. Morgan Chase Bank. Acies benefits from the relationship by having the ability to be a Registered Member Service Provider (for Mastercard and an Independent Service Organization for Visa), and by having a relationship with Chase Merchant Services, LLC (see below). J.P. Morgan Chase Bank benefits from the relationship through its parental relationship with Chase Merchant Services, LLC (see below).

         Chase Merchant Services, LLC is a joint venture between Chase Merchant Ventures, Inc., a subsidiary of J.P. Morgan Chase Bank, and First Data Corp. All credit and debit card transactions accepted by Merchants and enabled by Independent Payment Service Providers (like Acies) must ultimately be processed through a sophisticated data processing and telecommunications system ("Settlement Processing Platform").

         There exist many such Settlement Processing Platforms in the United States, with varying degrees of capabilities as to the types of transactions they may accept and the types of point-of-sale equipment with which they are compatible. Acies has access to, and relationships with, several Settlement Processing Platform providers. Acies feels that the most robust Settlement Processing Platform, known as Omaha, is offered by First Data Corp. Acies established and maintains a relationship and contractual agreement with Chase Merchant Services in order to have access to, and to be able to service certain Merchants on, the Omaha Settlement Processing Platform, as well as other platforms offered by First Data.

         Acies recognizes no revenue from Chase Merchant Services. Acies' service revenues are received from certain Merchants which Acies has placed on First Data Settlement Processing Platforms as those Merchants' funds are settled through Chase Merchant Services and its affiliates. The nature of the relationship is such that Chase Merchant Services is a vendor to Acies. Fees charged by Chase Merchant Services, all of which relate to the utilization of First Data's Settlement Processing Platforms by Acies, are recognized as expenses classified as Cost of Services.

         Paymentech, LP is also a Settlement Processing Platform provider, on whose platforms Acies elects to service certain Merchant accounts when it may be a better payment processing solution for those Merchants.

         Acies recognizes no revenue from Paymentech, LP. Acies' service revenues are received from certain Merchants which Acies has placed on Paymentech, LP Settlement Processing Platforms as those Merchants' funds are settled through Paymentech, LP and its affiliates. The nature of the relationship is such that Paymentech, LP is a vendor to Acies. Fees charged by Paymentech, LP, all of which relate to the utilization of its Settlement Processing Platforms by Acies, are recognized as expenses classified as Cost of Services.

SERVICES PERFORMED FOR MERCHANTS BY ACIES

         Acies performs the following services for Merchants, mostly related to credit and debit card processing, electronic benefit transfer, ACH transfer, check acceptance, and gift & loyalty card processing:

      o     Consult regarding business and processing experience

      o Assess needs o Recommend appropriate equipment and processing platform

      o     Negotiate and/or set pricing (100% control)

      o     Assist in completion of application

      o     Perform preliminary underwriting

      o     Prepare contractual agreement

      o     Sign merchant to three-year agreement to provide processing services

      o     Sell or lease equipment to Merchants, where appropriate

      o     Build equipment file parameters

      o     Download / Deploy equipment

      o     Train Merchants on how to use equipment

      o     Train Merchants on how to prevent fraud

      o Perform and/or oversee and/or provide support re: installation process

      o     Perform testing

      o     Quality assurance

      o Handle on-going service issues, processing questions and software updates

      o     Administer all changes to the processing account

      o     Future equipment upgrades

      o     Provide ancilliary services (banking, advances, etc.)

      o     Retention

      o     Process Chargeback Requests

      o     Process/Administer Retrieval Requests

      o     Interchange Investigations

      o     Review Statements

      o     ACH Transfers

      o     Review Monetary Batches (daily, weekly, monthly)

      o     Provide supplies needed for point of sale equipment

      o Administer Entitlements (such as: Amex, Discover, Diners, EBT, debit, Voyager, etc.)

      o Risk Management o Association Compliance (Visa/Mastercard compliance)

      o     Control All Communications to Merchants

      o     Contract renewals and cancellations

         REVENUE RECOGNITION

         When a Merchant enters into an agreement with Acies for us to provide electronic payment processing services, Acies owns the rights to the Merchant's account. Acies determines which services for each account will be outsourced for a fee paid by Acies to a variety of vendor/partners, as well as to which of a choice of vendor/partners each of these services will be outsourced. At any point in time, and solely at Acies' discretion, Acies may change vendor/partners for any outsourced service.

         These Merchant accounts have the characteristic of "portability." For example, Acies may change the account's Processing Platform, or sell the account to a competitor of Acies which may or may not utilize the same vendor/partners as did Acies for that Merchant account. Should a Merchant end its relationship with Acies as contractually allowed for in its agreement, the Merchant may change to a competitor of Acies which may or may not utilize the same vendor/partners as did Acies for that Merchant account. In addition, Acies has the capability of purchasing Merchant accounts which are portable and Acies may or may not utilize the same vendor/partners as did the seller of those Merchant accounts. Acies therefore has all of the business risk associated with maintaining the Acies/Merchant relationship, and Acies utilizes on an account-by-account basis, at Acies sole discretion, vendor/partners to provide any services to the Merchant.

         Acies' records the revenue which is due from the Merchant to Acies for providing some or all of the services listed above ("Revenue"), and is therefore is completely our revenue. This Revenue is derived from a series of formulae which differs from Merchant to Merchant and in each case is based on Acies' specific contractual agreement with each Merchant. All pricing of the various charges comprising Revenue is based on rates set by Acies resulting from an arm's length negotiation with each Merchant.

         Cost of Services includes costs which are due from and paid by Acies to our vendor/partners, and are based on contractual agreements which Acies has for each outsourced service for each vendor/partner. All of these components of Cost of Services are solely based on non-Merchant-specific contractual criteria, without any regard by these vendor/partners as to any pricing arrangements between Acies and its Merchants.

         Based on the above, we feel that Acies is responsible for, is in control over, has determination of, has ownership of, and has all of the business risk relating to every Merchant account and the corresponding Revenue stream as Acies has historically recognized, recorded and reported in its financial statements.

         APPLICATION OF EITF 99-19

         Our analysis of considering paragraphs 7 through 17 of EITF 99-19 in determining whether to account for our revenue on a gross or net basis is as follows:

         Indicators of Gross Revenue Reporting

      o     Paragraph 7 - The Company is the primary obligor in the arrangement.

            Acies is responsible for providing services to the customer, the Merchant, including but not limited to fulfillment and the acceptability of all services provided.

      o     Paragraph 8 - The Company has general inventory risk.

            Not   applicable.

      o     Paragraph 9 - The Company has latitude in establishing price.

            As mentioned earlier, all pricing of the various charges comprising Revenue is based on rates set by Acies resulting from an arm's length negotiation with each Merchant. These rates have no bearing on the Cost of Services, and are completely under Acies' control and set at Acies' sole discretion.

      o Paragraph 10 - The Company changes the product or performs part of the service. Acies performs most of the services it sells to it customers, the Merchants. A list of most of the services performed by Acies can be found at the beginning of this letter.

      o     Paragraph 11 - The Company has discretion in supplier selection.

            Acies maintains multiple vendor/partners to supply any given service which it determines should be outsourced for any given Merchant account. For any given Merchant account, for any given service which Acies may choose to have supplied by a vendor/partner, Acies may in its sole discretion choose which vendor/partner will supply that service. Acies is responsible for the fulfillment of each service to each Merchant account in a satisfactory fashion.

      o Paragraph 12 - The Company is involved in the determination of product or service specifications.

            As per the list of services noted above, Acies is indeed in the business of determining the nature, type, characteristics and/or specifications of the services ordered by the customer, the Merchant.

      o     Paragraph 13 - The Company has physical loss inventory risk.

            Not   applicable.

      o     Paragraph 14 - The Company has credit risk.

            Not applicable. The nature of electronic payment processing is such that the Company bears no risk of collectibility from its customers, the Merchants.

            Indicators of Net Revenue Reporting

      o Paragraph 15 - The supplier (not the Company) is the primary obligor in the arrangement.

            As per Paragraph 7 above, the Company is the Primary Obligor in any arrangements with the customer, the Merchant.

      o     Paragraph 16 - The amount that the Company earns is fixed.

            As mentioned earlier, all pricing of the various charges comprising Revenue is based on rates set by Acies resulting from an arm's length negotiation with each Merchant. These rates have no bearing on the Cost of Services, and are completely under Acies' control and set at Acies' sole discretion. The principal reason that the Acies' earnings (gross margin) varies is our pricing.

      o     Paragraph 17 - The supplier (and not the Company) has credit risk.

            Not   applicable.

      Based on all of the above criteria, we believe Acies should report its revenue on a gross basis.

2. We note your disclosures in Note 6 that the Company entered into a 3-year marketing agreement with Chase Merchant Services in which Chase provides the merchant services and the Company is responsible for marketing such services. Tell us if the revenues recognized under this arrangement are from merchant services or marketing services and explain how you determined that such recognition was appropriate. Also, provide a detailed analysis of the specific accounting literature you are applying to these arrangements.

         Response:

         Acies' relationship with Chase Merchant Services is discussed in great detail in our response to Comment #1 (above). Therein, we discuss that our relationship is such that Chase Merchant Services is a vendor to Acies, and the fees charged to us by Chase Merchant Services are recognized as expenses which Acies classifies within Cost of Services.

         The disclosure in Note 6 to the financial statements is worded poorly. Acies provides merchant services to Merchants as described in great detail in our response to Comment #1 (above), and Chase Merchant Services is a vendor of certain services to us. We do have an agreement with Chase Merchant Services which is called a "Marketing Agreement", but that is from the standpoint that Chase Merchant Services is selling certain services as a vendor to Acies relating to processing (see response to Comment #1) of Merchant accounts which would not be placed on the First Data Settlement Processing Platforms were it not for Acies having made that placement.


                                                     Very truly yours,

                                                     /s/ Richard A. Friedman

                                                     Richard A. Friedman